EXHIBIT 3.1

Amended Articles of Incorporation

of

New Peoples Bankshares, Inc.

(restated in electronic format, as amended through June 24, 2008)

ARTICLE I

NAME

The name of the Corporation is: New Peoples Bankshares, Inc.

ARTICLE II

CAPITAL STOCK

1. Number. The Corporation shall have authority to issue fifty million (50,000,000) shares of Common Stock, par value $2.00 per share.

2. Voting. The holders of the Common Stock shall, to the exclusion of the holders of any other class of stock of the Corporation, have the sole and full power to vote for the election of directors and for all other purposes without limitation. The holders of the Common Stock shall have one vote for each share of Common Stock held by them. The holders of the Common Stock shall be entitled to receive the net assets of the Corporation upon dissolution. Each share of Common Stock shall entitle the record holder thereof to one vote.

ARTICLE III

NO PREEMPTIVE RIGHTS

No holder of any outstanding shares of stock of the corporation shall have any preemptive rights with respect to any subscriptions, warrants, rights or options to purchase any shares of stock of the Corporation, or any obligations convertible into any shares of stock of the Corporation or into subscriptions, warrants, rights or options to purchase any shares of stock in the Corporation.

ARTICLE IV

DIRECTORS

The number of the directors of the Corporation shall be fixed from time to time by or pursuant to the Bylaws of the Corporation. The initial directors, whose terms shall expire at the first shareholders’ meeting at which directors are elected, shall be:

Frank Kilgore	Michael G. McGlothlin
P. O. Box 1210	P. O. Box 810
St. Paul, VA 24283	Grundy, VA 24614

Tim Ball	L. T. Phillips
P. O. Box 1356	P. O. Box 457
Honaker, VA 24260	St. Paul, VA 24283

Joe M. Carter	Bill Ed Sample
RR4 Box 174	Rt. 2, Box 361
Clinchport, VA 24244	Honaker, VA 24260

John D. Cox	E. Virgil Sampson, Jr.
4417 Chickasaw Road	P. O. Box 504
Kingsport, TN 37660	Gate City, VA 24251

Charles Gent	Steve Starnes
P. O. Box 330	P. O. Box 2078
Honaker, V 24260	Lebanon, VA 24266

Harold Lynn Keene	Paul Vencill
P. O. Box 1320	P. O. Box 129
Honaker, VA 24260	Lebanon, VA 24266

John Maxfield	B. Scott White
3270 Oak Circle Drive	Rt. 2, Box 181-A
Rosedale, VA 24280	Castlewood, VA 24224

Fred Meade
P. O. Box 10
St. Paul, VA 24283

Commencing with the first shareholders’ meeting at which directors are elected, the directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002 another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004, with each class to hold office until its successor is elected and qualified. At each annual meeting of the stockholders of the Corporation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

ARTICLE V

REGISTERED OFFICE AND REGISTERED AGENT

The initial registered office of the Corporation is P.O. Drawer 1210, Russell Street, Kilgore Building, St. Paul, Virginia, 24283, which is located in the County of Wise, Virginia. The initial registered agent is Frank Kilgore, whose business address is the same as the initial registered office and who is a resident of Virginia, a member of the Board of Directors of the Corporation and a member of the Virginia State Bar.

ARTICLE VI

INDEMNIFICATION AND ELIMINATION LIABILITY

1. Indemnification of Directors and Officers. Except as provided in Section 2 of this Article, the Corporation shall indemnify every individual made a party to a proceeding because he is or was a director or officer against liability incurred in the proceeding if: (i) he conducted himself in good faith; and (ii) he believed, in the case of conduct in his official capacity with the Corporation, that his conduct was in its best interests and, in all other cases, that his conduct was at least not opposed to its best interests (or in the case of conduct with respect to an employee benefit plan, that his conduct was for a purpose he believed to be in the interests of the participants of and beneficiaries of the plan); and (iii) he had no reasonable cause to believe, in the case of any criminal proceeding, that his conduct was unlawful.

2. Indemnification Not Permitted. The Corporation shall not indemnify any individual against his willful misconduct or a knowing violation of the criminal law or against any liability incurred by him in any proceeding charging improper personal benefit to him, whether or not by or in the right of the Corporation or involving action in his official capacity, in which he was adjudged liable by a court of competent jurisdiction on the basis that personal benefit was improperly received by him.

3. Effect of Judgment or Conviction. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that an individual did not meet the standard of conduct set forth in Section 1 of this Article or that the conduct of such individual constituted willful misconduct or a knowing violation of the criminal law.

4. Determination and Authorization. Unless ordered by a court of competent jurisdiction, any indemnification under Section 1 of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the individual is permissible in the circumstances because: (i) he met the standard of conduct set forth in Section 1 of this Article and, with respect to a proceeding by or in the right of the Corporation in which such individual was adjudged liable to the Corporation, he is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances even though he was adjudged liable; and (ii) the conduct of such individual did not constitute willful misconduct or a knowing violation of the criminal law.

Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; or (ii) if such a quorum cannot be obtained, by a majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; or (iii) by special legal counsel selected by the board of directors or its committee in the manner heretofore provided or, if such a quorum of the board of directors cannot be obtained and such a committee cannot be designated, selected by a majority vote of the board of directors (in which selection directors who are parties may participate); or (iv) by the shareholders, but shares owned by or voted under the control of individuals who are at the time parties to the proceeding may not be voted on the determination.

Authorization of indemnification evaluation as to reasonableness of expenses and determination and authorization of advancements for expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those selecting such counsel.

5. Advance for Expenses. The Corporation may pay for or reimburse the reasonable expenses incurred by any individual who is a party to a proceeding in advance of final disposition of the proceeding if: (i) he furnished the Corporation a written statement of his good faith belief that he has met the standard of conduct described in Section 1 of this Article and a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that indemnification of such individual in the specific case in not permissible; and (ii) a determination is made that the facts then known to those making the determination would not preclude indemnification under this Article. An undertaking furnished to the Corporation in accordance with the provisions of this Section shall be an unlimited general obligation of the individual furnishing the same but need not be secured and may be accepted by the Corporation without reference to financial ability to make repayment.

6. Indemnification of Employees and Agents. The Corporation may, but shall not be required to, indemnify and advance expenses to employees and agents of the Corporation to the same extent as provided in this Article with respect to directors and officers.

7. Elimination of Liability of Directors and Officers. Except as provided in Section 8 of this Article, in any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, a director or officer of the Corporation shall not be liable in any monetary amount for damages arising out of or resulting from a single transaction, occurrence or course of conduct.

8. Liability of Directors and Officers Not Eliminated. The liability of a director or officer shall not be eliminated in accordance with the provisions of Section 7 of this Article if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

9. Definitions. In this Article:

“Director” and “officer” mean an individual who is or was a director or officer of the Corporation, as the case may be, or who, while a director or officer of the Corporation is or was serving at the Corporation’s request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A director or officer shall be considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan.

“Individual” includes unless the context requires otherwise, the estate heirs, executors, personal representatives and administrators of an individual.

“Corporation” means the Corporation and any domestic or foreign predecessor entity of the Corporation in a merger or other transaction in which the predecessor’s existence ceased capon the consummation of the transaction.

“Expenses” includes but is not limited to counsel fees.

“Liability” means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding.

“Official capacity” means: (i) when used with respect to a director, the office of director in the Corporation; (ii) when used with respect to an officer, the office in the Corporation held by him; or (iii) when used with respect to an employee or agent, the employment or agency relationship undertaken by him on behalf of the Corporation. “Official capacity” does not include service for any foreign or domestic corporation or other partnership, joint venture, trust, employee benefit plan or other enterprise.

“Party” includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

“Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

10. Provisions Not Exclusive. As authorized by the Virginia Stock Corporation Act, the provisions of this Article are in addition to and not in limitation of the specific powers of a corporation to indemnify directors and officers set forth therein. If any provision of this Article shall be adjudicated invalid or unenforceable by a court of competent jurisdiction, such adjudication shall not be deemed to invalidate or otherwise affect any other provision hereof or any power of indemnity which the Corporation may have under the Virginia Stock Corporation Act or other laws of the Commonwealth of Virginia.

ARTICLE VII

SHAREHOLDER APPROVAL OF CERTAIN TRANSACTIONS

An amendment of the Corporation’s Articles of Incorporation, a plan of merger or share exchange, a transaction involving the sale of all or substantially all the Corporation’s assets other than in the regular course of business and a plan of dissolution shall be approved by the vote of a majority of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group is present, provided that the transaction has been approved and recommended by at least two-thirds of the Directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by at least two-thirds of the Directors in office, then the transaction shall be approved by the vote of eighty percent (80%) or more of all the votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.